UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

OREXIGEN THERAPEUTICS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

686164104

(CUSIP Number)

12/31/07

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 686164104

1.	Names of Reporting Persons Kleiner Perkins Caufield & Byers X-A, L.P., a California limited partnership (“KPCB X-A”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 2,575,572

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 2,575,572

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,575,572

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.6%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No.

1.	Names of Reporting Persons Kleiner Perkins Caufield & Byers X-B, L.P., a California limited partnership (“KPCB X-B”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 72,642

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 72,642

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 72,642

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.3%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 686164104

1.	Names of Reporting Persons KPCB X Associates, LLC, a California limited liability company (“KPCB X Associates”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

6.

Shared Voting Power
2,648,214 shares of which 2,575,572 shares are held directly by KPCB X-A, 72,642 shares are held directly by KPCB X-B.  KPCB X Associates is the general partner of KPCB X-A and KPCB X-B.

	7.	Sole Dispositive Power -0-

8.

Shared Dispositive Power
2,648,214 shares of which 2,575,572 shares are held directly by KPCB X-A, 72,642 shares are held directly by KPCB X-B.  KPCB X Associates is the general partner of KPCB X-A and KPCB X-B.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,648,214

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.9%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 686164104

Item 1.
	(a)	Name of Issuer Orexigen Therapeutics, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 12481 High Bluff Drive, Suite 160 San Diego, CA 92130

Item 2.
(a)

Name of Person Filing
•      Kleiner Perkins Caufield & Byers X-A, L.P., a California limited partnership
•      Kleiner Perkins Caufield & Byers X-B, L.P., a California limited partnership
•      KPCB X Associates, LLC, a California limited liability company

	(b)	Address of Principal Business Office or, if none, Residence c/o Kleiner Perkins Caufield & Byers 2750 Sand Hill Road Menlo Park, California 94025
	(c)	Citizenship The entities listed in Item 2(a) are California entities.
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 686164104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 686164104

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1. See rows 5-11 of cover sheets hereto.
(a) Amount beneficially owned:
(b) Percent of class:
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
(ii) Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of
(iv) Shared power to dispose or to direct the disposition of
Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Under certain circumstances set forth in the limited partnership agreements of KPCB X- A, KPCB X-B, and the operating agreement of KPCB X Associates, the general and limited partners and members of such entities may have the right to receive dividends on, or the proceeds from the sale of the securities of Orexigen Therapeutics, Inc. held by such entity.  No such partner’s or member’s rights relate to more than five percent of the class.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
Not Applicable.
[The remainder of this page intentionally left blank.]

CUSIP No. 686164104

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KPCB X Associates, LLC,
a California Limited Liability Company

By:	/s/ Joseph S. Lacob
A Managing Director

KLEINER PERKINS CAUFIELD & BYERS X-A, L.P.,
a California Limited Partnership

By: KPCB X Associates, LLC
a California Limited Liability Company, its General Partner

By:	/s/ Joseph S. Lacob
A Managing Director

KLEINER PERKINS CAUFIELD & BYERS X-B, L.P.,
a California Limited Partnership

By: KPCB X Associates, LLC
a California Limited Liability Company, its General Partner

By:	/s/ Joseph S. Lacob
A Managing Director

CUSIP No. 686164104

EXHIBIT INDEX

Exhibit	Found on Sequentially Numbered Page

Exhibit A: Agreement of Joint Filing	9

CUSIP No. 686164104

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Act the statement dated February 14, 2008 containing the information required by Schedule 13G, for the securities of Orexigen Therapeutics, Inc., held by Kleiner Perkins Caufield & Byers X-A, L.P., a California limited partnership, and Kleiner Perkins Caufield & Byers X-B, L.P., a California limited partnership, and with respect to its general partner, such other holdings as may be reported therein.

Date:	February 14, 2008

KPCB X Associates, LLC,

a California Limited Liability Company

By:	/s/ Joseph S. Lacob
A Managing Director

KLEINER PERKINS CAUFIELD & BYERS X-A, L.P.,

a California Limited Partnership

By: KPCB X Associates, LLC

a California Limited Liability Company, its General Partner

By:	/s/ Joseph S. Lacob
A Managing Director

KLEINER PERKINS CAUFIELD & BYERS X-B, L.P.,

a California Limited Partnership

By: KPCB X Associates, LLC

a California Limited Liability Company, its General Partner

By:	/s/ Joseph S. Lacob
A Managing Director